Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the period ended
September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis (MD&A), dated October 26, 2011 should be read in conjunction with the audited financial statements and accompanying MD&A for the year ended December 31, 2010 and the condensed interim financial statements for the three and nine months ended September 30, 2011.

FORWARD-LOOKING INFORMATION
The MD&A is a review of our financial condition and results of operations. Our financial statements are prepared based upon International Financial Reporting Standards (IFRS) and all amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the expected increase in production and improved operational performance of the Long Lake Project (the Project); OPTI Canada Inc.'s (OPTI or the Company) other business prospects, expansion plans and strategies; the cost, development, operation and maintenance of the Project as well as future expansions thereof, and OPTI's relationship with Nexen Inc. (Nexen); the expected development, timing and production of well pads coming on production; the expected steam-to-oil-ratio (SOR) range for the Project and time expected to reach this range; the expected SOR for our original well pairs; the potential cost and anticipated impact of additional steam capacity; the anticipated potential to tie-in bitumen production from Kinosis to the Long Lake Upgrader; the expected feedstock purchases for the Project; the expected Premium Sweet Crude (PSC™) yields, volumes and sales; the expected improvement to net field operating margin; the sales price of PSC™; the anticipated timing and expected start-up of the Upgrader following repairs to the air separation unit and OPTI’s ability to produce and sell bitumen during the downtime; the expected requirement of additional financial resources to develop future expansions at Kinosis and beyond; OPTI's anticipated financial condition, material obligations and liquidity in 2011 and in the long-term; the final outcome of OPTI’s strategic alternatives review; the expected likelihood that we will be unable to fund our financial commitments without a conclusion to OPTI’s Proceedings (as defined herein); the expected difficulty and expense of additional funding; OPTI’s expected ability to continue as a going concern and the related factors which create significant doubt about this ability; the anticipated outcome of OPTI's proceedings under the CCAA and the CBCA (as defined herein); OPTI's ability to maintain its protection under the CCAA; the ability to implement the Acquisition or the Recapitalization (as defined herein); the expectation for OPTI to pay certain obligations in the ordinary course; the ability of the Company to enforce provisions, and if need be extend provisions, under forbearance agreements with its lenders and counterparties; the expected conversion of Second Lien Notes (as defined herein) and the issuance of a new equity investment through a rights offering under the Recapitalization; the expectation to repay/refinance OPTI's existing Revolving Credit Facility; and the expected implementation date for the Acquisition or Recapitalization.

Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy (PSH); and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

Although we believe that we have identified the material risks and assumptions to, among other things, the operating and liquidity risks and risks related to the concurrent proceedings under the Companies’ Creditors Arrangement Act (the CCAA) and the Canada Business Corporations Act (the CBCA) outlined herein as well as in OPTI's other filings with Canadian securities authorities, there is no assurance that actual results will be the same or similar to those anticipated by OPTI. Furthermore, there may be other material risks and uncertainties that may impact our liquidity position and the outcome of the Company’s potential Acquisition or Recapitalization (as defined herein) that have not yet been identified. This uncertainty applies to disclosures regarding commitments, and the carrying value of assets.

Additional information relating to our Company is filed on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS
Basis of Presentation
As of January 1, 2011 OPTI adopted International Financial Reporting Standards (IFRS) as a public reporting issuer as prescribed by the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board. Financial performance has been measured according to IFRS as of January 1, 2010. Results for periods prior to January 1, 2010 have been measured according to Canadian Generally Accepted Accounting Principles (Canadian GAAP) as it existed at that time. For further details see Note 2 “Creditor Protection and Going Concern Uncertainty” of the accompanying condensed interim financial statements.

	Three months ended September 30	Nine months ended September 30	Year ended December 31
In millions	2011(1)	2011(1)	2010(1)
Net loss	$(290)	$(371)	$(227)
Net field operating loss	(0)	(6)	(65)
Working capital(deficiency)	(2,908)	(2,908)	64
Oil sands expenditures
Property, plant and equipment	37	107	92
Exploration and evaluation	-	25	4
Total oil sands expenditures (2)	37	132	96
Shareholders’ equity	$749	$749	$1,120
Common shares outstanding (basic) (3)	282	282	282

Notes:
(1)	As prepared under IFRS.
(2)	Capital expenditures related to the Project and future expansion developments. Capitalized interest and non-cash additions or charges are excluded.
(3)	Common shares outstanding at September 30, 2011 after giving effect to the exercise of stock options would be approximately 285 million common shares.

CORPORATE UPDATE
Following an extensive strategic alternatives review process that was initiated by the Company in November 2009 OPTI announced on July 13, 2011 that it had made an application for an order under the CCAA, commencing a creditor protection proceeding (the CCAA Proceeding) in the Court of Queen’s Bench of Alberta (the Court). OPTI applied to the Court and received an order staying all claims and actions against OPTI and its assets until August 12, 2011 (the Initial Order). This Initial Order precluded parties from taking any action against OPTI for breach of contractual or other obligations during the stay period except for the exercise of certain set-off rights or termination of certain “eligible financial contracts” (such as OPTI’s foreign exchange derivative instruments agreements). The purpose of the Initial Order was to provide OPTI with relief designed to allow management to complete a restructuring plan while conducting business in the ordinary course. The initial stay period was extended until November 4, 2011 and it is expected that the Court will continue to extend the stay period as may be appropriate.

The restructuring plan put forth in OPTI’s initial application (the Recapitalization) would convert the Company’s US$1 billion 8.25 percent Senior Secured Notes due 2014 and US$750 million 7.875 percent Senior Secured Notes due 2014 (collectively, the Second Lien Notes) into common equity in the form of new common shares of OPTI. In addition, a new common share investment of US$375 million would be offered to all holders of Second Lien Notes (the Second Lien Noteholders) via a rights offering. Certain Second Lien Noteholders supporting the Recapitalization (the Supporting Noteholders) would act as a backstop to the rights offering. As a key condition of the Recapitalization, the Company’s US$300 million 9.75 percent First Lien Notes due 2013 and its US$525 million 9.00 percent First Lien Notes due 2012 (collectively, the First Lien Notes) would be refinanced prior to closing. The new secured debt amount of this refinancing would be determined in accordance with the terms of an agreement (the Support Agreement) with the Supporting Noteholders and would not be less than US$1.1 billion. Holders of OPTI’s existing common shares would be issued warrants to acquire new common shares of the Company and all of OPTI’s existing common shares would be cancelled. The shareholder warrants would be issued for the purchase of approximately 25.5 million new common shares (in the aggregate approximately 20 percent of the Company’s post-restructuring new common shares). Each warrant would be exercisable for one new common share with a strike price of US$22.27 per share and would expire seven years after the implementation date of the Recapitalization.

On July 20, 2011 OPTI announced that it had entered into an arrangement agreement with CNOOC Luxembourg
S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited pursuant to which indirect wholly-owned subsidiaries of CNOOC Limited will acquire the Second Lien Notes and all of the outstanding shares of OPTI (the Acquisition). The total value of the Acquisition is approximately US$2.1 billion. OPTI’s Board of Directors determined that the Acquisition is in the best interest of the Company, recommended that Second Lien Noteholders support the Acquisition, and voted unanimously in favour of the Acquisition.

Pursuant to the Acquisition, CNOOC Limited, through its subsidiaries, will:

•	acquire OPTI's Second Lien Notes for a net cash payment of US$1,179 million and pay US$37.5 million to backstop parties;
•	acquire all existing issued and outstanding common shares of OPTI for a cash payment of approximately US$34 million (equal to US$0.12 per common share); and
•	assume, in accordance with the notes’ indentures, the Company’s First Lien Notes.

On July 22, 2011 OPTI presented the Court with a plan to pursue the Acquisition and, in the event that Acquisition was not implemented, then, subject to certain conditions, OPTI would complete the Recapitalization. This plan is referred to as the Master Plan. The Master Plan provides for the implementation of either the Acquisition or the Recapitalization through concurrent proceedings under the CCAA and the CBCA (the Proceedings). The Court directed OPTI to present its Master Plan to the Second Lien Noteholders.

On September 7, 2011 at a meeting of Second Lien Noteholders, the Master Plan was approved by a majority of Second Lien Noteholders, present in person or by proxy, who collectively held 99.97 percent of the aggregate principal amount of outstanding Second Lien Notes that were voted at the meeting. On the same date, the Court granted an order (the Sanction Order) approving the Company’s Master Plan pursuant to the CCAA and the CBCA. The Sanction Order declares that the Master Plan is approved and declared to be substantively and procedurally fair and reasonable to the Second Lien Noteholders and existing OPTI shareholders and is in the best interests of OPTI and all affected parties. The Sanction Order also authorized and directed the Company to take all steps and actions necessary or appropriate to implement the terms of the Master Plan.

We expect that the Acquisition will be implemented in November 2011, following the receipt of all regulatory approvals and after all other conditions to closing have been satisfied or waived. A no-action letter, satisfying a condition to closing, was issued from the Commissioner of Competition under the Competition Act of Canada on October 19, 2011. OPTI and subsidiaries of CNOOC Limited are prepared to complete the Acquisition promptly following the receipt of approvals from the Minister of Industry under the Investment Canada Act and the National Development and Reform Commission of the People’s Republic of China. In addition, Equity Financial Trust Company has been retained to carry out certain closing activities relating to the Acquisition in accordance with the Master Plan. Implementation of the Acquisition must occur on or before December 1, 2011.

OPTI intends to apply for a stay extension, beyond November 4, 2011, with the Court on November 1, 2011 in order to complete the Acquisition or the Recapitalization. The Company will continue to comply with all of the terms set forth in the Master Plan and the Support Agreement with Supporting Noteholders.

Readers should refer to “Risk Factors” at the end of this MD&A and in the Information Circular in respect of the Master Plan for specific risk factors associated with the Acquisition, the Recapitalization and the Proceedings. OPTI continues operations with assistance of the Court-appointed Monitor, Ernst & Young Inc. (the Monitor). Information on OPTI’s CCAA Proceeding can be found on the Company’s website or through the Monitor at www.ey.com/ca/opti.

Listing on TSXV
During the third quarter of 2011 the Company’s listing application for the TSX Venture Exchange (TSXV) was approved. The common shares of OPTI commenced trading on the TSXV (symbol: OPC) effective upon the open of trading on August 29, 2011.

The Company’s listing on the TSXV followed OPTI’s delisting from the Toronto Stock Exchange (TSX) effective at the close of markets on August 26, 2011 as OPTI no longer satisfied the continued listing requirements of the TSX as a result of OPTI’s proceeding under the CCAA announced on July 13, 2011.

OPERATIONAL UPDATE
Long Lake bitumen production for the third quarter of 2011 averaged approximately 29,500 barrels per day (bbl/d) (10,300 bbl/d net to OPTI), a six percent increase over the second quarter average of approximately 27,900 bbl/d (9,800 bbl/d net to OPTI). Steam injection for the third quarter averaged approximately 144,000 bbl/d, lower than the previous quarter average of 152,000 bbl/d. The decrease was attributable to wells requiring less steam to maintain target conditions, combined with scheduled maintenance on the third hot lime softener and the second Cogeneration unit which occurred in August. Operating costs remained high during the quarter due to this maintenance as well as continuing initiatives to increase plant reliability and improve well performance.

Production in September was approximately 30,500 bbl/d (10,700 bbl/d net to OPTI), with August and September producing the highest monthly bitumen averages to-date. Overall steam requirements are trending down as SOR improves with well optimization and steam chamber maturity. Our recent all-in SOR average is approximately 4.7 including steam to wells early in the ramp-up cycle. It is expected that the long-term SOR at Long Lake will range between 3.0 and 4.0. We do not expect to reach this long-term SOR range until 2012 or later. The SOR for our original well pairs is expected to be in the high end of this range.

The Upgrader was recently shut down for repairs to the air separation unit. We anticipate that this is a short term issue and expect to start up the Upgrader once repairs are complete. With the natural gas pipeline installed earlier this year, we expect to be able to produce and sell bitumen during this downtime.

Upgrader units performed consistently during the quarter, processing the majority of our produced bitumen as well as approximately 3,500 bbl/d (1,200 bbl/d net to OPTI) of externally-sourced bitumen. Our Upgrader on-stream time and PSC™ yields during the quarter were consistent with the previous quarter, averaging 98 percent and 70 percent respectively. It is expected that yields will increase to the design rate of 80 percent as operations are optimized. For the remainder of 2011 we expect to purchase externally-sourced bitumen when economically beneficial. A three-week turnaround period at Long Lake is planned for the second quarter of 2012. This will allow for completion of a number of scheduled maintenance activities which will result in temporarily reduced bitumen production.

A total of 89 well pairs at Pads 1 through 11 are capable of production. Drilling on Pad 12 was completed during the quarter and drilling on Pad 13 is proceeding as planned and is expected to be completed by the end of the year. These pads are located in geologically high-quality areas of the reservoir and are scheduled to come on-stream in 2012 and expected to ramp-up over the following 18 months.

The operator is currently working through engineering and regulatory processes for Pads 14 and 15 at Long Lake which could be available for production as early as 2014. Beyond the Long Lake pads, similar work is ongoing to potentially drill 25 to 30 wells on the Kinosis lease. Preliminary optimization plans consider adding once-through steam generation capacity as well as advancing bitumen production from Kinosis which would be tied-in to the Long Lake Upgrader.

Effective April 1, 2011 OPTI exercised a deferred payment funding option for all capital expenditures relating to Kinosis. This funding option has been extended to the end of December 2011. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of incurred costs to September 30, 2011 is approximately $10 million (plus applicable interest).

The performance of SAGD operations and the Upgrader may differ from our expectations. There are a number of factors related to the characteristics of the reservoir and operating facilities that could cause bitumen and PSC™ production to be lower than anticipated. See “Risk Factors – Operating Risks” in our management’s discussion and analysis for the year ended December 31, 2010.

FINANCIAL PERFORMANCE

	Three months ended September 30		Nine months ended September 30
$ millions, except per share amounts	2011	2010	2011	2010
Revenue, net of royalties	$87	$59	$245	$170
Expenses
Operating expense	59	54	191	159
Diluent and feedstock purchases	23	21	47	60
Transportation	5	4	13	12
Net field operating loss	(0)	(20)	(6)	(61)
Corporate expenses
Borrowing costs, net	51	48	149	130
General and administrative	3	4	9	11
Realized loss on derivative instruments	110	3	110	55
Loss before non-cash items	(164)	(75)	(274)	(257)
Non-cash items
Foreign exchange loss (gain)	215	(77)	141	(46)
Unrealized (gain) loss on derivative instruments	(105)	14	(89)	(37)
Depletion and depreciation	16	14	45	37
Net loss	$(290)	$(26)	$(371)	$(211)
Loss per share, basic and diluted	$(1.03)	$(0.09)	$(1.32)	$(0.75)

Third Quarter Operational Overview
We define our net field operating margin or loss as sales related to petroleum products net of royalties and power sales minus operating expenses, diluent and feedstock purchases, and transportation costs. See “Non-GAAP Financial Measures.”

Net field operating loss was negligible during the three months ended September 30, 2011 compared to a loss of $20 million during the same period in 2010. For the nine months ended September 30, 2011 our net field operating loss was $6 million compared to a loss of $61 million during the same period in 2010. The reduced loss in the first nine months of 2011 was due to improved plant reliability, higher SAGD production levels and higher West Texas Intermediate (WTI) prices.

On-stream factor is a measure of the proportion of time that the Upgrader is producing PSC™ and is calculated as the percentage of hours that the Hydrocracker Unit in the Upgrader is in operation. When the Upgrader is not in operation, results can be adversely affected by the requirement to purchase diluent, which is blended with produced bitumen to generate a sales product called PSH. Revenue per barrel is lower for PSH than for PSC™. The majority of SAGD and Upgrader operating costs are fixed, so we expect that rising SAGD production volumes and a continued high Upgrader on-stream factor will lead to improvement in our net field operating margin. This expected production improvement would result in higher PSC™ sales. PSC™ yields represent the volume percentage of PSC™ generated from processing bitumen through the Upgrader.

The Upgrader on-stream factor for the three months ended September 30, 2011 was 98 percent, consistent with the previous quarter. Average PSC™ yields for the third quarter of 2011 were 70 percent, also consistent with the previous quarter. For the third quarter of 2011 our share of PSC™ sales decreased to 6,900 bbl/d at an average price of $96/bbl, from 8,600 bbl/d at an average price of $109/bbl in the previous quarter. Third-party bitumen purchases increased during the third quarter to 3,500 bbl/d, from 3,200 bbl/d in the previous quarter due to favourable economic conditions surrounding upgrading bitumen to PSC™. PSH sales during the third quarter increased to 3,900 bbl/d at an average price of $71/bbl, from 1,200 bbl/d at an average price of $80/bbl in the previous quarter. The decrease in PSC™ sales is mainly due to the increased production of PSH where PSC™ is used as diluent. PSH sales increased due to temporary restrictions in Upgrader throughput ability, necessitating the production of bitumen blend rather than processing the bitumen into PSC™. Power sales volumes decreased to 14,400 megawatt hours (MWh) from 29,700 MWh in the previous quarter but the average selling price increased to $63/MWh from $42/MWh. During the third quarter, diluent and feedstock purchases increased to $23 million from $21 million in the previous quarter. In the third quarter of 2011 we had diluent purchases of $4 million, an increase from nil in the previous quarter to facilitate PSH production when Upgrader throughput was restricted.

Revenue
For the three months ended September 30, 2011 we earned revenue net of royalties of $87 million compared to $59 million for the three months ended September 30, 2010. Revenue increased due to higher PSC™ sales which averaged 6,900 bbl/d at an average price of approximately $96/bbl, compared to 4,800 bbl/d at an average price of approximately $79/bbl for the same period in 2010. For the third quarter of 2011 our share of PSH sales averaged 3,900 bbl/d at an average price of $71/bbl, compared to 4,800 bbl/d at an average price of approximately $53/bbl for the same period in 2010. Our share of bitumen production during the third quarter of 2011 averaged 10,400 bbl/d compared to 9,000 bbl/d for the same period in 2010. Our total revenue net of royalties, diluent and feedstock expenses increased to $64 million for the third quarter of 2011 compared with $38 million for the same period in 2010. This increase in net revenue is due to increased PSC™ sales as a result of higher SAGD production, Upgrader on-stream time, PSC™ yields and WTI prices.

For the nine months ended September 30, 2011, we earned revenue net of royalties of $245 million compared to $170 million for the same period in 2010. Our total revenue, net of royalties, diluent and feedstock was $198 million for the nine months ended September 30, 2011 compared to $110 million for the same period in 2010. This is primarily due to increased bitumen production and higher PSC™ sales as a result of higher Upgrader on-stream time and PSC™ yields.

During the third quarter of 2011 we had power sales of $1 million representing approximately 14,400 MWh of electricity sold at an average price of approximately $63/MWh, consistent with power sales of $1 million for the same period in 2010 representing approximately 34,400 MWh at an average price of approximately $37/MWh. For the nine months ended September 30, 2011 we had power sales of $5 million compared to $6 million for the same period in 2010.

Expenses
* Operating expenses
Our operating expenses are primarily comprised of maintenance, labour, operating materials and services, chemicals and natural gas.

For the three months ended September 30, 2011 operating expenses were $59 million compared to $54 million for the same period in 2010. Operating expenses in the third quarter of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. The third quarter included planned maintenance on the second hot lime softener and a Cogeneration unit, as well as unplanned maintenance on gasifiers. During the third quarter of 2011 we purchased an average of 21,200 gigajoules per day (GJ/d) of natural gas at an average price of $3.58/GJ compared to 23,400 GJ/d at an average price of $3.39/GJ for the same period in 2010.

For the nine months ended September 30, 2011 operating expenses were $191 million compared to $159 million for the same period in 2010. Operating costs for the first three quarters of 2011 increased due to planned and unplanned maintenance, and initiatives to increase plant reliability and improve well performance. During the nine months ended September 30, 2011 we purchased an average of 24,700 GJ/d of natural gas at an average price of $3.66/GJ compared to 24,000 GJ/d at an average price of $3.96/GJ in the same period in 2010.

* Diluent and feedstock purchases
For the three months ended September 30, 2011 diluent and feedstock purchases were $23 million compared to $21 million for the same period in 2010. Diluent purchases are used for blending with bitumen to produce PSH.

Diluent purchases increased to 340 bbl/d at an average price of $109/bbl in the third quarter of 2011 from nil in the third quarter of 2010 due to blending requirements for PSH production. For the nine months ended September 30, 2011 diluent purchases were 110 bbl/d at an average price of $109 bbl/d, compared to 300 bbl/d at an average price of $83/bbl in the same period in 2010. Generally diluent is not purchased during periods when the Upgrader is operating at high capacity as the production of PSC™ does not require diluent. Gasifier reliability issues limited Upgrader throughput during portions of the third quarter of 2011.

In 2010, we purchased third-party bitumen feedstock to achieve certain minimum operating thresholds for efficiencies in the Upgrader which helped to improve PSC™ yields at lower production levels. In 2011 third-party bitumen purchases have occurred when economically beneficial. Purchasing third-party feedstock to upgrade into PSC™ is expected to be economically beneficial only during periods when we have stable Upgrader operations (and thus high PSC™ yields) and when pricing conditions support the difference between the cost of such feedstock and expected PSC™ sales pricing.

For the three months ended September 30, 2011 we purchased $19 million of third-party bitumen representing approximately 3,500 bbl/d at an average price of $61/bbl, compared to $16 million representing approximately 3,300 bbl/d at an average price of $54/bbl for the same period in 2010. For the nine months ended September 30, 2011 we purchased $43 million of third-party bitumen representing approximately 2,400 bbl/d at an average price of $66/bbl, compared to $54 million representing 3,300 bbl/d at an average price of $60/bbl for the same period in 2010. The decrease in third-party bitumen purchases in the nine months ended September 30, 2011 is due to higher SAGD production reducing the requirement to purchase bitumen to maintain Upgrader feed rate and yield. In 2011 third party bitumen has been purchased when economically attractive.

* Transportation
For the three months ended September 30, 2011 transportation expenses were $5 million, a slight increase from $4 million for the same period in 2010. For the nine months ended September 30, 2011 transportation expenses were $13 million, as compared to $12 million for the nine months ended September 30, 2010. Transportation expenses primarily related to pipeline costs associated with PSC™ and PSH sales and were similar due to the largely fixed nature of the pipeline transportation contracts.

Corporate expenses
* Net borrowing costs
For the three months ended September 30, 2011 net borrowing costs were $51 million compared to $48 million for the same period in 2010. For the nine months ended September 30, 2011 net borrowing costs were $149 million compared to $130 million in the prior comparative period. The increase in 2011 was due to the interest expense on the increased borrowings on our revolving credit facility and the interest expense for the US$100 million First Lien Notes and the US$300 million First Lien Notes both issued in August 2010. Borrowing costs also include the amortization of the discount related to the issuance of the First Lien Notes in 2009 and 2010 and the amortization of the transaction costs associated with the issuance of our Second Lien Notes (as defined herein). The remaining discount of $13 million and transaction costs of $31 million will be amortized over the terms of the facilities.

* General and administrative (G&A)
For three months ended September 30, 2011 G&A expense was $3 million compared to $4 million for the same period in 2010. For the nine months ended September 30, 2011 G&A expense was $9 million compared to $11 million in 2010. G&A expense decreased from 2010 due to higher expenses relating to the strategic alternatives review process in 2010. Included in G&A expense is non-cash stock-based compensation expense for the three and nine months ended September 30, 2011 of $0.2 million and $0.9 million respectively compared to $0.4 million and $1.6 million in 2010.

* Net realized loss on derivative instruments
For both the three and nine months ended September 30, 2011 net realized loss on derivative instruments was $110 million compared to losses of $3 million and $55 million respectively for the same periods in 2010. The realized loss in 2011 was due to the crystallization of our foreign exchange derivative instrument. The losses in 2010 relate to the settlement of foreign exchange derivative instruments and our realized commodity hedging losses. The foreign exchange loss was a result of the final mark-to-market of our US$420 million foreign exchange derivative instruments with rates of CDN$1.22:US$1.00 which were terminated under an event of default due to the CCAA Proceeding. The commodity losses were a result of our 2010 hedging instruments of 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl when the average WTI price for three months ended September 30, 2010 was $75/bbl and for the nine months ended September 30, 2010 was US$78/bbl. We currently hold no foreign exchange or commodity derivative instruments.

Non-cash items
* Foreign exchange loss (gain)
For the three months ended September 30, 2011 the foreign exchange translation loss was $215 million compared to a $77 million gain for the same period in 2010. For the nine months ended September 30, 2011 the foreign exchange translation loss was $141 million compared to a gain of $46 million in the prior comparative period. The losses are primarily comprised of the re-measurement of our U.S. dollar-denominated long-term debt net of gains on cash and cash equivalents and interest escrow. During the three and nine month periods ended September 30, 2011 the Canadian dollar weakened to CDN$1.05:US$1.00 from CDN$0.99:US$1.00 at January 1, 2011 and CDN$0.96:US$1.00 at June 30, 2011. This compares to the corresponding periods in 2010, when the Canadian dollar strengthened to CDN$1.03:US$1.00 at September 30, 2010 from CDN$1.05:US$1.00 at January 1, 2010 and CDN $1.06:USD$1.00 at June 30, 2010. The gains on the re-measurement of debt, cash and cash equivalents and interest escrow are unrealized.

* Net unrealized loss on derivative instruments
For the three months ended September 30, 2011 net unrealized gain on derivative instruments was $105 million compared to a $14 million loss for the three month period ended September 30, 2010. The realized gain in 2011 is due to the crystallization of our foreign exchange derivative instruments which resulted in the reversal of the previously recognized unrealized loss. The loss in 2010 was comprised of a $16 million unrealized loss on our foreign exchange derivative instruments and a $2 million unrealized gain on our commodity derivative instruments.

For the nine months ended September 30, 2011 net unrealized gain on derivative instruments was $105 million compared to a $37 million gain for the same period in 2010. The realized gain in 2011 is due to the crystallization of our foreign exchange derivative instruments. The gain in 2010 is comprised of a $14 million unrealized gain on our commodity derivative instruments due to the maturing of the instruments during the period and a $23 million unrealized gain on our foreign exchange derivative instruments.

* Depletion and depreciation
For the three months ended September 30, 2011 depletion and depreciation expense was $16 million compared to $14 million for the same period in 2010. For the nine months ended September 30, 2011 depletion and depreciation expense was $45 million compared to $37 million in the prior comparative period. Production volumes have been higher in 2011 resulting in higher depletion and depreciation costs.

CAPITAL EXPENDITURES
Property, plant and equipment
The table below identifies expenditures incurred in relation to the Project, other oil sands activities and other capital expenditures.

$ millions	Three months ended September 30, 2011(1)	Nine months ended September 30, 2011(1)	Year ended December 31, 2010(1)
Long Lake
Sustaining capital	$30	$88	$80
Kinosis
Engineering and equipment	-	7	12
Oil sands expenditures	30	95	92

Other capital expenditures	7	12	-
Capitalized interest	5	14	16
Total cash expenditures	42	121	108

Non-cash capital charges	16	26	8
Total property, plant and equipment expenditures	$58	$147	$116

Notes:
(1)	As prepared under IFRS.

For the three months ended September 30, 2011 we had sustaining capital expenditures of $30 million for the Project. As with all SAGD projects, new well pads must be drilled and tied-in to the SAGD central facility to maintain production at design rates over the life of the Project. The majority of the expenditures related to ongoing progress on engineering and construction of well pads 12 and 13 and the associated connecting lines to the central plant facility, and various optimization projects to enhance plant reliability and improve well performance.

Exploration and evaluation assets
The table below identifies expenditures incurred in relation to future expansions.

$ millions	Three months ended September 30, 2011(1)	Nine months ended September 30, 2011(1)	Year ended December 31, 2010(1)
Resource acquisition and delineation
Kinosis	$-	$25	$2
Cottonwood	-	-	1
Leismer	-	-	1
Total resource expenditures	-	25	4

Capitalized interest	10	27	31
Total expenditures on exploration and evaluation assets	$10	$52	$35

Notes:
(1)	As prepared under IFRS.

In the three months ended September 30, 2011 we incurred insignificant exploration and evaluation expenditures for resource delineation. Resource delineation includes drilling of coreholes, seismic and related reservoir engineering and analysis.

OPTI and Nexen continue to evaluate developing SAGD projects in 10,000 to 40,000 bbl/d bitumen stages at Kinosis. Should a new development plan be approved without an upgrader, OPTI will assess the book value of the Kinosis assets for impairment. If the engineering completed to date cannot be utilized, this may result in an impairment of $75 million to $150 million.

SUMMARY FINANCIAL INFORMATION (unaudited)
	2011(1)			2010(1)				2009(2)
In millions (except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$87	$94	$63	$81	$59	$61	$50	$43
Net loss	(290)	(55)	(27)	(16)	(26)	(144)	(41)	(212)
Loss per share, basic and diluted	$(1.03)	$(0.19)	$(0.09)	$(0.06)	$(0.09)	$(0.51)	$(0.15)	$(0.75)

Notes:
(1)	As prepared under IFRS.
(2)	As prepared under Canadian GAAP.

Operations-to-date represent initial stages of our operations at relatively low operating volumes.

The net loss of $212 million in the fourth quarter of 2009 includes a net field operating loss of $21 million, interest expense of $43 million, an unrealized loss on our derivatives of $36 million offset by a foreign exchange gain of $36 million, and future tax expense of $119 million that resulted from the de-recognition of a future tax asset.

During the first quarter of 2010 we had a net field operating loss of $29 million, $40 million in borrowing costs and a $26 million unrealized loss on derivative instruments offset by a foreign exchange gain of $72 million. During the second quarter of 2010 we had a net field operating loss of $11 million, $41 million in borrowing costs, a $48 million realized loss on derivative instruments and a $104 million foreign exchange loss offset by a $77 million unrealized gain in derivative instruments. During the third quarter of 2010 we had a net field operating loss of $20 million, $48 million in borrowing costs, offset by a $77 million unrealized foreign exchange gain. During the fourth quarter of 2010 we had a net field operating loss of $4 million, $51 million in borrowing costs, and $30 million in realized derivative losses offset by an $81 million unrealized foreign exchange gain.

During the first quarter of 2011 we had a net field operating loss of $8 million, $50 million in borrowing costs and a $13 million unrealized loss on derivative instruments offset by a foreign exchange gain of $61 million. The second quarter of 2011 OPTI generated a positive net field operating margin of $2 million and a $12 million foreign exchange translation gain offset by borrowing costs of $47 million. A nil net field operating margin was achieved in the third quarter, offset by a $215 million loss on foreign exchange translation of our net US$ denominated debt and borrowing costs of $51 million.

SHARE CAPITAL
At October 26, 2011 OPTI had 281,749,526 common shares and 3,471,500 common share options outstanding. The common share options have a weighted average exercise price of $3.63 per share.

CASH FLOW UNDER THE PROCEEDINGS
As part of the Proceedings, OPTI filed with the Court a cash flow forecast to December 31, 2011. Sources of cash include unrestricted cash on hand at August 27, 2011 of $162 million, restricted cash of US$59 million (interest reserve account associated with our US$300 million First Lien Notes) and the estimated positive net field operating margin of $14 million. Uses of cash include estimated capital expenditures of $56 million (excluding Kinosis), general corporate, payroll and employee benefits of $5 million, costs associated with the strategic alternatives review (including the Proceedings) of $4 million, and interest costs associated with the US$525 million First Lien Notes of US$24 million and our revolving credit facility of $5 million. Interest payments for the US$300 million First Lien Notes are due in February and August of each year and are funded from our restricted cash balance (interest reserve account). In accordance with the Initial Order, interest on the Second Lien Notes is not presently payable and not included in this forecast. OPTI expects to have sufficient financial resources to meet its financial obligations to implementation of the Master Plan or to December 31, 2011, primarily subject to continuation of: the stay period with respect to interest obligations on OPTI’s Second Lien Notes; and the forbearance agreements with respect to obligations on the Company’s existing revolving credit facility and foreign exchange derivative instruments.

Forbearance
The CCAA Proceeding is an event of default under our revolving credit facility and foreign exchange derivative instruments. The Company negotiated forbearance agreements with its existing revolving credit facility lenders and counterparties to its foreign exchange derivative instruments. These forbearance agreements preclude these lenders or counterparties from exercising any set-off rights under such facility and instruments unless an additional event of default condition occurs, including, but not limited to, non-payment of termination amounts with respect to the foreign exchange derivative instruments by a specified date and noncompliance to the debt-to-capitalization covenant on OPTI’s revolving credit facility. The original forbearance agreements were extended and are in place until the earlier of the completion of the Master Plan or December 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2011 we had approximately $150 million of cash available. Our cash and cash equivalents are invested exclusively in money market instruments issued by major Canadian banks. In addition, at September 30, 2011 we had restricted cash of US$59 million in an interest reserve account associated with our US$300 million First Lien Notes. Our long-term debt consists of US$1,750 million Second Lien Notes, US$825 million First Lien Notes as well as a $190 million revolving credit facility. We made no additional borrowings under our revolving credit facility during the third quarter of 2011. A total of $165 million is drawn under the facility that matures in December 2011. OPTI intends to repay outstanding amounts under this facility on or around successful completion of the Master Plan.

During the previous quarter, counterparty banks to the Company’s foreign exchange derivative instruments issued early termination notices which resulted in a fixed amount owing under the instruments as a result of a default on the instruments caused by the CCAA Proceeding. This fixed amount is $110 million and is subject to a default rate of interest of approximately 2.4 percent per annum from the date of the early termination notice until such fixed amount is repaid. OPTI intends to settle this fixed amount on or around successful completion of the Master Plan. Default interest continues to be paid on a monthly basis.

Expected cash outflows, and our ability to meet these obligations, for the remainder of 2011 will depend on the outcome of the Proceedings. If the Recapitalization is completed, it would reduce our total debt by approximately US$1,475 million and also reduce our annual interest costs. In addition the $375 million in new equity would materially improve our liquidity. OPTI intends to fund its capital budget of $40 million for the remainder of 2011.

Our future financial resources will also be affected by net field operating margin or loss. In the third quarter we incurred a negligible net field operating loss, compared with a positive margin of $2 million in the previous quarter. The loss was primarily due to lower market commodity prices. Our net field operating margin or loss is affected by: bitumen volumes; on-stream factor; commodity prices (in particular, WTI); PSC™ yields and operating costs. On a long-term basis, we estimate our share of capital expenditures required to sustain production at or near planned capacity for the Project will be approximately $80 million per year prior to the effects of inflation.

For the nine months ended Sept 30, 2011 cash used in operating activities was $22 million, cash provided by financing activities was $129 million and cash used by investing activities was $132 million. These cash flows, combined with a translation gain on our U.S. dollar denominated cash of $2 million, resulted in a decrease in cash and cash equivalents during the period of $23 million. During the third quarter of 2011 we used our cash on hand to fund our capital expenditures. For the remainder of 2011 our primary sources of funding include our existing cash and potential proceeds resulting from the Master Plan.

We have annual interest payments of US$47 million until maturity on the US$525 million First Lien Notes due in 2012. In addition, we have annual interest payments of US$29 million until maturity on the US$300 million First Lien Notes due in 2013, which will be funded by our US$59 million interest reserve account, and annual interest payments of US$142 million until maturity on the US$1,750 million Second Lien Notes due in 2014. In accordance with the Initial Order of the Court, interest on the Second Lien Notes is not presently payable. Upon completion of the Master Plan, the Second Lien Notes will no longer be outstanding.

If the Master Plan is unsuccessful, there are covenants in place on our US$1,750 million Second Lien Notes primarily to limit the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value of our total proven reserves using forecast prices and costs discounted at 10 percent. Based on our 2010 reserve report, we have sufficient capacity under this test to incur additional debt beyond our existing $190 million revolving credit facility and existing Senior Notes. Other considerations, such as restrictions under the First Lien Notes and $190 million revolving credit facility, are expected to be more constraining than this limitation.

Our revolving credit facility matures in December 2011. OPTI is currently in default under this agreement although certain rights of the lenders to the facility have been stayed under the Proceedings. We do not expect to be able to make further borrowings until the Proceedings are complete. The facility requires adherence to a covenant that does not allow our debt-to-capitalization ratio to exceed 75 percent, as calculated on a quarterly basis. The ratio is calculated based on the book value of debt and equity. The book value of debt is adjusted to reflect the effect of any foreign exchange derivative instruments issued in connection with the debt that may be outstanding. Our book value of equity is adjusted to exclude the $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements effective on that date. Accordingly, at September 30, 2011, for the purposes of this ratio calculation, our debt would be increased by the termination liability of our foreign exchange derivative instruments in the amount of $110 million and our deficit would be reduced by $455 million. With respect to U.S. dollar denominated debt and foreign exchange derivative instruments, for purposes of the total debt-to-capitalization ratio, the debt and foreign exchange derivative instruments are translated to Canadian dollars based on the average exchange rate for the quarter. The total debt-to-capitalization is therefore influenced by the variability in the measurement of the foreign exchange derivative instruments, which is subject to mark-to-market variability and average foreign exchange rate changes during the quarter. The total debt-to-capitalization calculation at September 30, 2011 is 70 percent.

The development of future expansions, such as Kinosis, will require significant financial resources. Effective April 1, 2011 OPTI exercised a deferred payment funding option for all capital expenditures relating to Kinosis. We retain all of our other rights under the joint venture agreement and we have the discretion to resume funding of our proportionate share of Kinosis costs. OPTI’s proportionate share of incurred costs to September 30, 2011 is approximately $10 million (plus applicable interest). This amount has been accrued and is included in trade payable and accrued liabilities in the financial statements for the period ended September 30, 2011.

Our rate of production increase will have a significant impact on our net field operating margin and thus on our financial position in the next 12 months and beyond. Delays in ramp up of SAGD production, operating issues with SAGD or Upgrader operations and/or deterioration of commodity prices could result in additional funding requirements. Should the Master Plan not be completed, the Company would require additional funding, which would likely be difficult and expensive to obtain. In addition, certain covenants in our Senior Note indentures and revolving credit facility limit the amount of additional debt we can incur.

For 2011 and beyond we have exposure to commodity pricing as we have not entered into any commodity derivative instruments (risks associated with our derivative instruments are discussed in more detail under “Financial Instruments”). The majority of our operating and interest costs are fixed. Aside from changes in the price of natural gas, our operating costs will neither decrease nor increase significantly as a result of fluctuations in WTI prices other than with respect to royalties to the Government of Alberta, which increase on a sliding scale at WTI prices higher than CDN$55/bbl. Collectively, this means that the variability of our financial resources will primarily be influenced by production rates and resulting PSC™ sales, operating expenses and by foreign exchange rates.

The Proceedings constitute an event of default under our credit agreement and note indentures. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI. Presently, these rights have either been stayed by the Court in connection with the Proceedings or are subject to forbearance agreements. As such, all obligations of OPTI outside of those stayed by the Court or subject to forbearance agreements are expected to be paid in the ordinary course.

Should the Acquisition be terminated, OPTI would maintain its protection under the Proceedings to implement the Recapitalization which would materially enhance the Company’s liquidity and leave the Company with a more appropriately leveraged capital structure and reduced interest burden.

There can be no assurance that the current stay period granted by the Court, and any subsequent extensions thereof, will be sufficient to complete the Master Plan under the Proceedings. In any case, should OPTI lose the protection of the stay under the Proceedings, creditors might immediately enforce rights and remedies against OPTI and its properties, which may lead to the liquidation of OPTI's assets. Failure to implement the Acquisition, or in the alternative obtain sufficient exit financing subsequent to the Recapitalization, within the time granted by the Court, may lead to the liquidation of OPTI's assets.

CREDIT RATINGS
In previous quarters OPTI has maintained a corporate rating as well as ratings for its revolving credit facility and Senior Notes with Standard and Poor’s (S&P) and Moody’s Investor Service (Moody’s). Subsequent to OPTI’s filing under the CCAA on July 13, 2011, S&P and Moody’s adjusted all ratings for the Company.

S&P lowered all of OPTI’s ratings to D. It is expected that these ratings will remain at this level until the Company emerges from the CCAA Proceeding. Moody’s withdrew all of OPTI’s ratings. These ratings could be reissued when the Company emerges from the CCAA Proceeding. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision and withdrawal at any time by the rating organization.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The following table shows our contractual obligations and commitments related to our financial liabilities at September 30, 2011. These amounts do not include adjustments from or anticipated results of the Proceedings.

In $ millions	Total	2011	2012–2013	2014–2015	Thereafter
Accounts payable and accrued liabilities(1)	$196	$196	$-	$-	$-
Long-term debt (Senior Notes - principal)(2)	2,699	-	865	1,834	-
Long-term debt (Senior Notes - interest)(3)	729	173	408	148	-
Long-term debt (revolving facility principal)(4)	165	165	-	-	-
Finance leases(5)	75	1	9	9	56
Operating leases and other commitments(5)	57	3	21	7	26
Contracts and purchase orders(6)	25	7	3	4	11
Total commitments	$3,946	$545	$1,306	$2,002	$93

Notes:
(1)	Excludes accrued interest expense related to the Senior Notes. These costs are included in (3).
(2)	Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 as at September 30, 2011.
(3)	Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.05 to US$1.00 as at September 30, 2011.
(4)
As at September 30, 2011 we have borrowed $165 million on our $190 million revolving credit facility. We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates. Relative to our total commitments, we do not consider such amounts material.

(5)	Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.
(6)	Consists of our share of commitments associated with contracts and purchase orders in connection with the Project and our other oil sands activities associated with future expansions.

OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES
We have no transactions with related parties.

CONTROLS AND PROCEDURES
Internal Control over Financial Reporting
The Chief Executive Officer and the Chief Financial Officer of OPTI are responsible for establishing and maintaining internal control over financial reporting, as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The control framework our officers used to design OPTI's internal control over financial reporting is the Internal Control -- Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under the supervision of the Chief Executive Officer and the Chief Financial Officer, OPTI conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2010 based on the COSO Framework. Based on this evaluation, these officers concluded that as of December 31, 2010, OPTI's internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There has not been any change in OPTI’s internal control over financial reporting during the third quarter of 2011 that has materially affected, or is reasonably likely to materially affect OPTI’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the accompanying condensed interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results could differ from those estimated.

Judgements, estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Going Concern
The accompanying condensed interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

Since inception, the Company has incurred significant losses from operations and negative cash flows from operating activities and, as at September 30, 2011, a working capital deficiency of $2,908 million and an accumulated deficit of $1,325 million. OPTI has significant debt and contractual commitments that necessitate cash outflows.

OPTI’s CCAA Proceeding announced on July 13, 2011 constitutes an “Event of Default” in the Company’s credit agreement and indentures as outlined in note 7 of the accompanying condensed interim financial statements. Presently, certain rights have been stayed by the Court order in connection with the CCAA Proceeding. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI. As a result of the Event of Default, Senior Notes are payable on demand and have been classified as short term debt. All obligations of OPTI are  stayed by the Court, subject to forbearance agreements, or will be paid to maintain business in the ordinary course. During this period, management will continue to operate the business in the ordinary course and within the constraints of the Court orders.

It is not possible to predict the outcome of these matters and there can be no assurance that the Recapitalization or the Acquisition will be consummated or successful.

All of these factors represent a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern. Management, through support from the Company’s Second Lien Noteholders and sanctioning by the Court, has a reasonable expectation that the Master Plan will be implemented, and for this reason believes it is appropriate to continue to adopt the going concern basis in preparing the accompanying condensed interim financial statements. As such, the accompanying statements do not contain any adjustments to the carrying amounts or classification of assets and liabilities that might be necessary should the company be unable to continue as a going concern. Such adjustments, if appropriate, would be material.

Property, plant and equipment and Exploration and evaluation assets
OPTI capitalizes costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made with respect to construction, materials procurement and drilling activities. The estimate of the percentage of completion of various projects at the financial statement date affects property, plant and equipment (PP&E) or exploration and evaluation (E&E) additions and the related accrued liability. An increase in the measurement amount of these items would increase PP&E or E&E and accrued liabilities accordingly.

Reserves
Reserves and resources are used in the unit-of-production calculation for depletion and depreciation as well as impairment analysis. The quantity of reserves is subject to a number of estimates and projections, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, regulatory changes, foreign exchange rates, operating costs and sustaining capital expenditures. These estimates and projections are uncertain as OPTI does not have a long commercial production history to assist in the development of these forward-looking estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve evaluators in accordance with the standards prescribed by applicable securities regulators.

The calculation of future cash flows based on these reserves is dependent on a number of estimates including: production volumes, facility performance, commodity prices, royalties, operating costs, sustaining capital, foreign exchange and tax rates. The price used in our assessment of future cash flows is based on OPTI’s independent evaluator’s estimate of future prices and evaluated for reasonability by OPTI against other available information. OPTI believes these prices are reasonable estimates for a long-term outlook.

Impairment
OPTI assesses its PP&E and E&E assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets may not be recoverable. Such indicators include changes in OPTI’s business plans, changes in commodity prices, evidence of physical damage and significant downward revisions to estimated recoverable volumes, increases in estimated future development expenditures or external evidence of the fair market value of the assets.
Calculating the amount of an impairment requires measurement of recoverable amount, which is the higher of an asset’s value in use and fair value less costs to sell. Calculating either of these amounts involves significant measurement uncertainty and management judgment such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for regional supply and demand conditions for crude oil. Impairment is recognized in earnings in the period in which carrying amount exceeded the recoverable amount.

The best indicator of an asset’s fair value less cost to sell is a binding sales agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the assets.

The best indicator of value in use is a discounted cash flow projection based on OPTI’s independent evaluator’s estimate of reserves and the following key assumptions:

•	Price for Synthetic crude in US$/bbl: 2011 – $84.55; 2012 – $88.23; 2013 – $91.62; 2014 - $94.62; 2015 - $97.52 and thereafter annual increases of 2 percent
•	Production: based on total proved plus probable plus possible reserves yielding 43 years of production
•	Pre-tax discount rate: 11 percent
•	Inflation rate applied to operating and capital expenses: 2 percent per annum based on Bank of Canada expectations

Management has determined that the value in use exceeds the fair value implied by the potential Acquisition and therefore has used value in use as the recoverable amount.

Depletion and depreciation
Depletion on SAGD resource assets is measured over the life of proved and probable reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun. Reserve estimates and the associated future capital can have a significant impact on earnings, as these are key components to the calculation of depletion. A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduced earnings and reduced carrying value of petroleum and natural gas property assets. Major SAGD and Upgrader facilities are depreciated with the unit-of-production method based on the estimated production capacity of the facilities. A downward revision in the estimated production capacity of the facilities would result in increased depreciation, reduced earnings and a reduced net book value of SAGD and Upgrader facilities.

Decommissioning liabilities
OPTI measures decommissioning liabilities at each financial statement date. The estimate is based on OPTI’s share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future expansions. The liability is related to reclamation of the Upgrader, central plant facility, SAGD facility and petroleum and natural gas assets. To determine the future value of the liability, estimates of the amount, timing and inflation of the associated abandonment costs are made. The present value of the cost is recorded as the decommissioning liability using a risk-free discount rate. Due to the long-term nature of current and future project developments, abandonment costs will be incurred many years in the future. As a result of these factors, different estimates could be used for such abandonment costs and the associated timing. Assumptions of higher future abandonment costs, regulatory changes, higher inflation, lower risk-free rates or an assumption of earlier or specified timing of abandonment would cause the decommissioning liability and corresponding asset to increase. These changes would also cause future accretion expenses to increase and future earnings to decrease.

Deferred taxes
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. An estimate is required for both the timing and corresponding tax rate for this reversal. Should these estimates change, it may impact the measurement of our asset or liability as well as deferred tax recovery or expense recognized to earnings. Where unfavourable evidence exists additional considerations and evidence for recognition of deferred tax assets is required. OPTI has applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from OPTI’s independent engineers, does not sufficiently outweigh negative factors, such as the net field operating losses in 2010 and in certain months of 2011. OPTI only recognizes deferred tax assets arising from unused tax losses to the extent that OPTI has sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available against which the unused tax losses can be utilized. OPTI has not recognized a deferred tax asset.

Contingencies
By their nature, contingencies will only be resolved when one or more of the future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Other areas of estimates
The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance. The fair value of foreign exchange contracts is calculated using valuation models that require estimates as to future market prices. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the accompanying condensed interim financial statements for current and future periods could be significant.

NEW ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards
On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers would be required to report under IFRS effective for years beginning on or after January 1, 2011.

The condensed interim financial statements for the period ended March 31, 2011 were OPTI’s first financial statements prepared under IFRS. For all accounting periods prior to this, OPTI prepared its financial statements under Canadian GAAP. In accordance with IFRS 1 “First-time Adoption of IFRS” certain disclosures relating to the transition are provided.

IFRS 1 allows first time adopters of IFRS to elect a number of optional exemptions from the general principal of retrospective application of IFRS. OPTI has taken the following optional exemptions:

Oil and gas exemption
In July 2009, the International Accounting Standards (IAS) Board published an amendment to IFRS 1 “Additional Exemptions for First-time Adopters,” which introduces a first-time adoption exemption for first-time adopters that accounted under their previous Generally Accepted Accounting Principles (GAAP) for exploration and development costs for oil and gas properties in the development or production phases in cost centres that include all properties in a large geographical area (defined as full cost method under Canadian GAAP). Under the exemption, a first-time adopter may elect to measure oil and gas assets at the date of transition to IFRS on a deemed cost basis, but does not permit continued application of the previous GAAP accounting policy. OPTI followed a full cost approach under Canadian GAAP and chose to use this election to measure oil and gas exploration and production assets at the date of transition to IFRS on a deemed cost basis.

Share based payments
IFRS 2 “Share-based Payment” has not been applied to any equity instruments that were granted on or before November 7, 2002 nor has it been applied to equity instruments granted after November 7, 2002 that were fully vested before January 1, 2010, the date of transition to IFRS.

Decommissioning liabilities
An entity that uses the deemed cost oil and gas exemption under IFRS 1 may also use an additional exemption with respect to decommissioning liabilities on oil and gas properties encompassed by the full cost method under Canadian

GAAP. As OPTI has elected to apply the deemed cost oil and gas exemption, OPTI has also elected to apply this exemption and as such, OPTI has re-measured the decommissioning liability as at January 1, 2010 under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” and has recognized directly into deficit any differences between that amount and the carrying amount of the liabilities at January 1, 2010 as determined by Canadian GAAP.
For assets not subject to the oil and gas exemption, OPTI has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such OPTI has re-measured the provisions as at January 1, 2010 under IAS 37, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates that would have applied for that provision over the intervening period, and recalculated the accumulated depreciation and depletion under IFRS.

Borrowing costs
OPTI has elected to apply the exemption from full retrospective application of IAS 23 “Borrowing costs” and therefore IAS 23 has not been applied to borrowing costs that occurred before OPTI’s transition date of January 1, 2010.

Leases
OPTI has elected to apply the transitional provisions in International Financial Reporting Interpretation Committee (IFRIC) 4 “Determining whether an Arrangement contains a lease” and therefore if the determination of whether an arrangement contains a lease existing under Canadian GAAP is the same as the determination under IFRIC 4, no reassessment is required on the adoption of IFRS.

Measurement Impact of IFRS
IFRS requires us to conduct an asset impairment test at the date of adoption of IFRS on January 1, 2010 if indicators of impairment exist. The test for impairment under IFRS requires the use of a discounted cash flow model to determine fair value, whereas Canadian GAAP uses both undiscounted and discounted cash flow models to evaluate impairment. Market factors such as discount rates and the price of oil affect our evaluation of impairment. Where impairments do exist, IFRS permits subsequent recovery of such write downs in future periods to the extent that fair value increases to a maximum of the asset’s original measurement basis. As at January 1, 2010 or at December 31, 2010 there was no asset impairment.

Exploration and evaluation assets
In accordance with IAS 16 “Property, Plant and Equipment”, IFRS 6 “Exploration and Evaluation of Mineral Resources” and as a result of OPTI using the oil and gas exemption, OPTI reallocated costs relating to the exploration and evaluation phase from PP&E to E&E assets. Under Canadian GAAP, capitalized E&E costs were included in PP&E on the balance sheet. While the accounting treatment is unchanged under IFRS other than expensing pre-acquisition costs and capitalizing borrowing costs (discussed in (f) below), E&E and PP&E are presented separately in the balance sheet under IFRS. This has resulted in a reclassification from PP&E to E&E assets at January 1, 2010 of $261.6 million, at September 30, 2010 of $288.3 million and at December 31, 2010 an adjustment of $297.9 million.

Debt transaction costs
Under Canadian GAAP, transaction costs that are directly attributable to long-term debt could be either offset against the cost of the associated debt issuance and amortized to income using the effective interest method or expensed as incurred.  OPTI had chosen a policy under Canadian GAAP to expense these costs as incurred. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, these costs must be offset against the cost of the associated debt issuance and amortized to income using the effective interest method. This has resulted in a decrease to long-term debt for previously expensed transaction costs net of the effects of amortization under the effective interest method at January 1, 2010 of $38.1 million, a decrease of $43.5 million at September 30, 2010 and a decrease of $40.5 million at December 31, 2010. Borrowing costs recognized due to the amortization of transaction costs under the effective interest method were $2.4 million for the three months ended September 30, 2010, $6.3 million for the nine months ended September 30, 2010 and $9.3 million for the year ended December 31, 2010.

Decommissioning liabilities
Under Canadian GAAP, decommissioning obligations are measured at fair value, incorporating market assumptions and discount rates based on OPTI’s credit adjusted risk-free rate at the time the obligation arose. Changes in the discount rate did not result in the re-measurement of the entire obligation.  Changes in estimates that decreased the liability are discounted using the rate applied upon initial recognition while changes that increase the liability are discounted using the current discount rate. Accretion expense resulting from the increase in the liability due to the passage of time was recorded in depreciation, depletion and accretion expense.

IFRS requires adjustments to the liability to be made each period for changes in the timing or amount of cash-flow, changes in discount rates and the accretion of the liability. Estimated future cash flows have been discounted using the risk-free rate.  Under IFRS, accretion expense is recorded as a borrowing cost.

As described previously, OPTI has elected to use the oil and gas exemption and the exemption from full retrospective application of decommissioning liabilities. OPTI has re-measured the liabilities relating to resource assets as at January 1, 2010 using the risk-free rate, and this has resulted in an increase to the liability of $3.5 million at January 1, 2010 with a corresponding increase in deficit. OPTI also re-measured the liabilities relating to the central plant facilities as at January 1, 2010 based on this rate which resulted in an increase to the liability of $8.6 million at January 1, 2010 with a corresponding increase in the related asset of $7.5 million and an increase in deficit of $1.1 million.

Under Canadian GAAP if a reasonable estimate of fair value cannot be made in the period the decommissioning obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made.  Under IFRS, only under extremely rare circumstances where no reliable estimate can be made, is a liability that is not recognized. Under IFRS, OPTI has recorded a liability in relation to the upgrading facilities of $8.9 million at January 1, 2010 with a corresponding increase to the related asset of $8.6 million and an increase in deficit of $0.3 million related to accretion.

The increase to the decommissioning liability resulting from changes in the period end risk-free rate for the three and nine months ended September 30, 2010 were $4.8 million and $10.0 million respectively with equal increases to the costs of the corresponding assets. For the year ended December 31, 2010 the increase to the decommissioning liability was $6.7 million with a corresponding increase to the cost of the assets. At December 31, 2010, the increase to the decommissioning liability due to the new liabilities incurred being measured at the risk-free rate as opposed to OPTI’s credit adjusted risk-free rate was $2.4 million with a corresponding increase to the cost of the assets.

Additional accretion related to changes in the measurement basis of the liability was $0.2 million for the three months ended September 30, 2010, $0.5 million for the nine months ended September 30, 2010 and $0.6 million for the year ended December 31, 2010, recognized in borrowing costs. Additional depreciation and depletion related to the increase in the cost of the assets was $0.1 million during the three and nine months ended September 30, 2010 and $0.2 million during the year ended December 31, 2010.

Accretion expense recorded in depreciation, depletion and accretion expense under Canadian GAAP was $0.1 million for the three months ended September 30, 2010, $0.4 million for the nine months ended September 30, 2010, and $0.5 million for the year ended December 31, 2010. Under IFRS, these amounts have been reclassified as borrowing costs.

Share-based payments
IFRS requires the expense relating to employee options to be recognized individually for each vesting tranche over the applicable vesting period whereas under Canadian GAAP, it was acceptable for the expense to be recognized on a straight line method over the total service period. This has resulted in an increase in contributed surplus and deficit of $1.1 million at January 1, 2010, $1.3 million at September 30, 2010 and $1.3 million and at December 31, 2010. Stock based compensation expense, which is classified in general and administrative, equaled the expense under Canadian GAAP for the three months ended September 30, 2010, increased by $0.3 million for the nine months ended September 30, 2010 and $0.2 million for the year ended December 31, 2010.

Method of depletion
Canadian GAAP includes specific standards that prescribe the method for the calculation of depletion which does not exist under IFRS. Using full-cost accounting under Canadian GAAP, oil and gas assets are depleted using the unit-of-production method using remaining proved reserves. Under IFRS, the accounting policy for depletion includes proved and probable reserves, as this more accurately reflects the estimate for the usage of the resource assets. This has resulted in an increase to depreciation and depletion expense of $0.5 million for the three months ended September 30, 2010, $1.3 million for the nine months ended September 30, 2010 and $0.9 million for the year ended December 31, 2010.

General purpose borrowing costs
Under Canadian GAAP, OPTI’s policy was to capitalize interest that was directly related to its long-term debt for major development projects. Under IFRS, interest that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as well as any interest on funds borrowed generally for the purposes of obtaining qualifying assets. As a result OPTI has capitalized interest on general borrowings of $7.9 million related to E&E assets and $4.1 million related to future phase PP&E for the three months ended September 30, 2010 and $22.8 million related to E&E assets and $11.5 million to future phase PP&E for the nine months ended September 30, 2010.  OPTI has capitalized interest on general borrowing of $30.9 million related to E&E assets and $15.8 million related to future phase PP&E for the year ended December 31, 2010.

Flow-through shares
Flow-through shares are a Canadian tax incentive which is the subject of specific guidance under Canadian GAAP however there is no specific guidance under IFRS. Under Canadian GAAP when flow-through shares are issued they are recorded at face value. The related future tax liability is established for the tax effect of the difference between the tax basis and the book basis of the assets when renounced and is recorded as a reduction of share capital. There is no income statement effect associated with the issuance of these shares.

OPTI has adopted a policy under IFRS where the proceeds from the offering are to be allocated between the sale of the shares and the sale of the tax benefit. The allocation is made based on the difference between the quoted market price of the existing shares and the amount an investor pays for the flow through shares. A liability is established for this difference that is reversed upon renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $47 million.

Share issue costs
Under Canadian GAAP, when there are changes to the substantially enacted tax rates, the future tax impact is recorded directly into earnings. IFRS requires that all deferred taxes be recognized into income except when the transaction that gave rise to the deferred tax is recognized directly into equity, such as the case with share issuance costs, the deferred taxes including changes in tax rates should be recorded into equity. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $2 million.

NON-GAAP FINANCIAL MEASURES
The term net field operating margin (loss) does not have any standardized meaning according to IFRS or Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We have presented this measure on a consistent basis from period-to-period and plan to do so in the future. We consider net field operating margin (loss) to be an important indicator of the performance of our business as a measure of the performance of the Project and our ability to fund interest payments and invest in capital expenditures. The most comparable IFRS and Canadian GAAP financial measure is earnings (loss) before taxes. For the periods noted, the following is a reconciliation of loss before taxes to net field operating margin (loss).

$ millions	Three months ended September 30, 2011(1)	Nine months ended September 30, 2011(1)	Year ended 2010(1)	Year ended 2009(2)
Loss before taxes	$(290)	$(371)	$(227)	$(234)
Borrowing costs, net	51	149	181	150
General and administrative expenses	3	9	15	17
Financing charges	-	-	-	22
Loss on disposal of assets	-	-	-	1
Foreign exchange loss (gain)	215	141	(127)	(294)
Net loss on derivative instruments	5	21	40	194
Depletion, depreciation and accretion	16	45	53	26
Net field operating margin (loss)	$(0)	$(6)	$(65)	$(118)

Notes:
(1)	As prepared under IFRS
(2)	As prepared under Canadian GAAP

FINANCIAL INSTRUMENTS
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to OPTI. OPTI has policies and procedures in place that govern the credit risk it will assume. OPTI evaluates credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. OPTI’s objective is to have no credit losses.

The primary sources of credit risk arise from the following financial assets: (1) cash and cash equivalents; (2) interest reserve account; and (3) accounts receivable. OPTI has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at September 30, 2011 OPTI has no financial assets that are past due or impaired due to credit risk-related defaults.

* Cash and cash equivalents
OPTI has cash deposits and money market investments with Canadian banks. Counterparty selection is governed by OPTI’s treasury policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at September 30, 2011 the amount in cash and cash equivalents was $150 million and the maximum exposure to a single counterparty was $34 million with a major Canadian bank.

As at September 30, 2011 the remaining terms on investments made by OPTI are less than 14 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for working capital requirements, operating activities and interest payments.

*Interest reserve account
As at September 30, 2011 there was US$59 million held cash within an interest reserve account to fund the semi-annual interest payments on the US$300 million First Lien Notes until maturity in 2013.

*Accounts receivable and deposits
OPTI’s accounts receivable include amounts due from Nexen related to operating activities and Nexen Marketing related to marketing activities as well as deposits for operating expenses related to advances on joint venture expenses required under the joint venture agreement with Nexen. OPTI’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s, and by financial institutions with an investment grade rating. Therefore, we estimate our risk of credit loss as low.

Liquidity Risk
Liquidity risk is the risk that OPTI will not be able to meet obligations associated with financial liabilities. OPTI’s financial liabilities are comprised of accounts payable and accrued liabilities, derivative instruments, long-term debt and obligations under capital leases. OPTI frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. Liquidity risk is increased by OPTI’s high levels of long-term debt and historical net field operating losses. OPTI mitigates liquidity risk by maintaining a sufficient cash balance, maintaining sufficient current and projected liquidity to meet expected future payments based upon reasonable production and pricing assumptions and ensuring adequate sources of financing are available through bank credit facilities and complying with debt covenants. OPTI’s financial liabilities arose primarily from the development of the Project. OPTI’s future liquidity risk will depend on the outcome of the Proceedings.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. OPTI evaluates market risk on an ongoing basis. OPTI assesses the impact of variability in identified market risks on the medium-term cash requirements and impact with respect to covenants on the credit facilities. OPTI no longer has mitigation programs to reduce market risk related to foreign exchange price changes and is exposed to foreign exchange translation risk on its net US$ denominated debt.

*Interest rate risk
The $190 million revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing and subsequent extension. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. At September 30, 2011, $165 million was drawn under this facility.

The Senior Notes are comprised of US$2,575 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Senior Notes and the measurement amount of interest expense. A CDN$0.01 change in the exchange rate will impact the carrying value of the Senior Notes by approximately $26 million. A CDN$0.01 change in the exchange rate will change OPTI’s annual interest costs by approximately $2 million.

*Foreign exchange derivative instruments
During 2011 OPTI had US$420 million of foreign exchange derivative instruments to manage a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt. Commensurate with the Proceedings, an event of default occurred that gave the holders of the foreign exchange derivative instrument the right to crystallize their position on a mark-to-market basis and terminate the derivative instrument. This termination right was exercised resulting in a liability of $110 million. The liability is classified as a trade payable and will accrue interest until is it paid at the conclusion of the Proceedings.

*Commodity derivative instruments
During 2010, we had established commodity derivative contracts to mitigate OPTI’s exposure of future operations to decreases in the price of its synthetic crude oil. OPTI had commodity price swaps to mitigate a portion of the exposure. During 2010 OPTI had WTI price swaps that provided for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl of crude oil that expired on December 31, 2010. The counterparties to the commodity derivative instruments were major Canadian banks and lenders under OPTI’s revolving credit facility. No new commodity derivative contracts were entered into for 2011.

*Sensitivities
For the quarter ended September 30, 2011 estimated changes to reported net income as a result of changes in market rates are as noted.

•
An increase of $1.00/bbl in WTI would have resulted in approximately $0.5 million decrease in our net loss (three months ended September 30, 2010: $0.5 million) with an offsetting increase in our net loss of approximately nil (three months ended September 30, 2010: $0.2 million increase) as a result of the increase in the value of our commodity liabilities (assuming the WTI change occurred in a range where the WTI price per barrel is greater than the strike price of the commodity swap),

•	A $0.10/GJ increase in the price of natural gas would have resulted in approximately $0.1 million increase in net loss (three months ended September 30, 2010: $0.2 million increase),
•	A 1 percent increase in interest rates would have resulted in approximately a $0.3 million increase in net loss (three months ended September 30, 2010: nil), and
•
A $0.01 increase in the Canadian to U.S. exchange rate would decrease net loss by approximately $16 million (three months ended September 30, 2010: $16 million decrease) considering the impact on the Senior Notes and related interest and the foreign exchange derivative instruments.

RISK FACTORS

With the exception of below, our risk factors are consistent with our 2010 annual MD&A dated February 9, 2011. Readers may also refer to OPTI’s current AIF. Both documents are available at www.sedar.com.

*Risk associated with the Acquisition

The completion of the Acquisition is subject to a number of conditions precedents, some of which are outside the control of OPTI and CNOOC Limited or its subsidiaries, including receipt of regulatory approvals which includes, but is not limited to, the approval from the Minister of Industry under the Investment Canada Act and the approval of the National Development and Reform Commission of the People’s Republic of China. There can be no certainty, nor can OPTI provide any assurance, that these conditions will be satisfied, fulfilled or waived at all or on the timing of such satisfaction, fulfillment or waiver. A substantial delay in obtaining satisfactory approvals could adversely affect the business, financial condition or results of operations of OPTI and could also result in termination of the Acquisition. Although OPTI does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Acquisition, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Acquisition.

*Risk associated with the Recapitalization

As a condition of the Recapitalization, the Company’s US$825 million First Lien Notes are to be refinanced through new secured debt of not less than US$1.1 billion prior to closing. It may be extremely difficult, or not possible, for OPTI to obtain this new secured debt. In addition, the Company would be required to repay its current revolving credit facility and seek a replacement credit facility. There can be no assurance that OPTI would be successful in consummating additional debt or credit facility financings. Moreover, if OPTI required additional capital greater than that provided by the new financings, it may be required either to (a) seek to increase the availability under such new credit facility; (b) obtain other sources of financing; or (c) curtail its operations or expansions. OPTI believes that the Recapitalization, to be accomplished through the Master Plan, will facilitate the ability to obtain additional replacement financings. No assurance can be given, however, that any additional replacement financings will be available on terms that are favorable or acceptable to OPTI. Moreover, there can be no assurance that OPTI would be able to obtain acceptable debt or credit facility financings upon global approval of the Master Plan. While OPTI has binding commitment letters in place with respect to backstop commitments in relation to the $375 million rights offering, these commitments are subject to conditions and termination provisions and accordingly no assurance can be given as to the ultimate success of the rights offering.

*Risks associated with the Proceedings

Failure to Implement the Master Plan May Result in Liquidation.
If the Master Plan is not implemented under the Proceedings there is no assurance that the Proceedings will continue. If a liquidation or protracted reorganization were to occur, there is a substantial risk that OPTI would not continue to be a going concern.

Undue Delay in Implementation of the Master Plan May Disrupt OPTI Operations and Could Enable the Exercise of Set-Off Rights Under Certain Agreements.
Although the Master Plan is designed to minimize the length of the Proceedings, it is impossible to predict with certainty the amount of time that OPTI may spend in creditor protection under the CCAA. The continuation of the Proceedings, particularly if the Master Plan is not implemented in the timeframe currently contemplated, could materially adversely affect operations and relationships with creditors, customers, vendors, service providers, employees, regulators and partners.

The extension of forbearance agreements that OPTI has obtained with its existing revolving credit facility lenders and counterparties to its foreign exchange derivative instruments is binding until December 1, 2011. Payment of the hedge termination amounts is required upon the earlier of implementation of the Master Plan or December 1, 2011. Should the Proceedings go beyond December 1, 2011, the agreements are subject to any further extension that may be agreed to by the lenders and counterparties and there is a risk that set-off rights under such facility and instruments could be exercised if OPTI maintained deposits with any non-extending lenders.

Undue Delay may cause termination of the Master Plan.
Under an arrangement agreement relating to the Acquisition, implementation of the Acquisition must occur on or prior to December 1, 2011.

Implementation of the Recapitalization must occur on or prior to December 1, 2011 unless OPTI and a requisite majority of Supporting Noteholders agree to extend such period.

There is no assurance that OPTI could obtain Debtor-in-Possession Financing if Required to Satisfy its Obligations in the Ordinary Course.
Based on the Company’s weekly cash flow projections, from the date of its Court filing to December 31, 2011, OPTI determined that additional priority borrowings are not necessary. Therefore, the Company has not made arrangements for Debtor-in-Possession (DIP) financing at this time. Although OPTI reserves its rights to reapply to the Court for such a DIP financing facility there is no assurance that such facility could be attained, should such financing be required to satisfy the Company’s ongoing creditor obligations.

There can be no assurance that the Current Stay Period Granted by the Court, and any Subsequent Extensions thereof, will be Sufficient to Finalize the Master Plan.
Should OPTI lose the protection of the stay under the Proceedings, creditors may immediately enforce rights and remedies against OPTI and its properties, which may lead to the liquidation of OPTI's assets. Failure to implement the Acquisition, or in the alternative obtain sufficient exit financing subsequent to the Recapitalization, within the time granted by the Court, would also likely lead to the liquidation of OPTI's assets.